UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)**: January 6, 2010**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

| Item 1.01 | Entry into a Material Definitive Agreement |

As previously announced, on October 30, 2009, Morris Publishing Group, LLC and Morris Publishing Finance Co., as issuers, and all other subsidiaries of Morris Publishing, as subsidiary guarantors (all together, "Morris Publishing") and the holders, or investment advisors or managers (the "Holders") of over seventy-two percent of the outstanding $278,478,000 aggregate principal amount of Morris Publishing's 7% Senior Subordinated Notes Due 2013 (the "Existing Notes"), entered into a Restructuring Support Agreement (as subsequently amended) regarding the exchange of all of the Existing Notes, including accrued and unpaid interest, for $100,000,000 aggregate principal amount of new notes (the "New Notes"). As required by the Restructuring Support Agreement, Morris Publishing amended each of its existing Management and Services Agreement and its existing Tax Consolidation Agreement on January 6, 2010.

On January 6, 2010, Morris Publishing entered into an Amended and Restated Tax Consolidation Agreement with its parent entities, MPG Newspaper Holding, LLC, Shivers Trading & Operating Company, and Questo, Inc., and its affiliated entity, Morris Communications Company, LLC. Under the Amended and Restated Tax Consolidation Agreement, Morris Publishing remains obligated to pay to its parent entities an amount equal to the federal income tax liability that Morris Publishing would pay (taking into account net operating loss carry forwards and carry backs) as if it were filing separate tax returns as a C corporation. The parent entities remain obligated to indemnify Morris Publishing for any tax liability of any other member of the consolidated group. The amendments in the restated agreement (1) clarify that Morris Publishing will not be liable for certain adverse consequences related to certain specified extraordinary transactions in 2009 primarily relating to Morris Publishing's parent entity and other related entities, (2) provide that, in calculating the tax payment obligations of Morris Publishing, the indebtedness of Morris Publishing's parent entity will be treated as if it were indebtedness of Morris Publishing, and (3) provide that the Trustee of the Indenture under which the New Notes will be issued in accordance with the Restructuring Support Agreement will have an approval right with respect to elections or discretionary positions taken for tax return purposes related to specified transactions or actions taken with respect to the indebtedness of Morris Publishing's parent entity, if such elections, positions or actions would have a adverse consequence on the New Notes or Morris Publishing.

Also on January 6, 2010, Morris Publishing entered into a Fourth Amendment to Management and Services Agreement with its affiliated entities, Morris Communications Company, LLC and MSTAR Solutions, LLC, pursuant to which the affiliated entities provide certain management, technology and shared services to Morris Publishing. Effective upon the issuance of the New Notes pursuant to the Restructuring Support Agreement, the amendment changes the fees payable by Morris Publishing (which are currently based upon a combined total of 6.5% of Morris Publishing's operating revenues) to the actual amount of costs of providing the services, but the fees shall not exceed $22 million in any calendar year.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **January 12, 2010**   **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President and Chief Financial Officer